UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Third Quarter 2025 Financial Results

GMV of US$5.0 billion and subscription revenue US$58.4 million, up 13% and 8% respectively

Non-GAAP income from operations reached US$9.5 million, 25% growth and 16% margin

Non-GAAP net income of US$10.6 million, up 41% and reaching 18% margin

NEW YORK, November 6, 2025 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the third quarter of 2025 ended September 30, 2025. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “Over the past decade, we built VTEX to thrive on the cloud wave. Now, and for the decade ahead, we are reinventing our platform through AI. Built on a multi-tenant architecture meeting the highest global privacy and security standards, VTEX represents the collective intelligence of billions of commerce signals powering prediction-driven models at enterprise scale. In addition, our outcome-based pricing already aligns incentives so that we win as our customers win. We are applying this across the VTEX platform, from B2B capabilities and early agentic commerce use cases to retail media and after-sales support. For instance, leading retailers using VTEX Ads are already reaching 0.5% of ad spend as a share of digital GMV, and Weni by VTEX now resolves over 85% of after-sales interactions without human intervention.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We are stepping up in the US and Europe, especially in B2B, as enterprises modernize from legacy frameworks. In Latin America, while decision-making cycles are lengthening, our competitive position remains solid, reflected in stable churn and win rates. Looking ahead, a new VTEX is emerging: a global, multi-product, AI-driven platform. Already, AI-powered automation, particularly in support, is contributing to meaningful margin expansion, with part of those gains being reinvested in our R&D initiatives.”

Third Quarter 2025 Financial Highlights

•
GMV reached US$5.0 billion in the third quarter of 2025, representing a YoY increase of 13.1% in USD and 11.8% on an FX neutral basis.
•
Total revenue increased to US$59.6 million in the third quarter of 2025 from US$56.0 million in the third quarter of 2024, representing a YoY increase of 6.5% in USD and 5.3% on an FX neutral basis.
•
Subscription revenue represented 98.0% of total revenues, reaching US$58.4 million in the third quarter of 2025, from US$53.9 million in the third quarter of 2024. This represents a YoY increase of 8.4% in USD and 7.2% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$46.9 million in the third quarter of 2025, compared to US$42.3 million in the third quarter of 2024, representing a YoY increase of 10.8% in USD and 9.4% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 80.2% in the third quarter of 2025, compared to 78.5% in the same quarter of 2024.
•
Non-GAAP income from operations was US$9.5 million during the third quarter of 2025, compared to a non-GAAP income from operations of US$7.6 million in the same quarter of 2024.
•
Non-GAAP net income was US$10.6 million during the third quarter of 2025, compared to a non-GAAP net income of US$7.6 million in the same quarter of 2024.
•
Non-GAAP free cash flow was US$7.5 million during the third quarter of 2025, compared to a non-GAAP free cash flow of US$7.2 million in the same quarter of 2024.
•
As of September 30, 2025, our total headcount was 1,234, decreasing 3.8% QoQ and 12.4% YoY.
•
During the third quarter of 2025, 4.5 million Class A common shares had been repurchased pursuant to the share buyback program at an average price of US$4.14 per share for a total cost of US$18.8 million.

•
Considering the current and the previous years’ share repurchase programs, the total executed amount reached 20.5 million shares, with an average price of US$4.70 per share and a total cost of US$96.6 million.

Third Quarter 2025 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
H&M, Itaú Shop, and PicPay in Brazil;
•
Cromantic in Colombia;
•
Kep Italia in Italy;
•
STIHL in Mexico; and
•
Etihad Arena in the UAE.

Existing customers expanding their operations with us by opening new online stores, among others:

•
Belliz Company launched a B2B store in Brazil, expanding beyond the VTEX-powered B2C operations it already runs for its Ricca, Kess, and Vertix brands;
•
Casa Pinheiro has launched a new operation, Prosam, and now runs two B2C stores in Portugal;
•
Johnson & Johnson launched the J&J Medtech store in Brazil, expanding its B2B operations in the region;
•
A leading German home-improvement retailer expanded into Austria, now operating in both in Germany and Austria; and
•
US Electrical Services launched two new stores in the US, Walters Wholesale Electric and Lade Electric Supply, now running three VTEX-powered stores.

Third Quarter 2025 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Atlas Eletrodomésticos, a leading Brazilian appliance manufacturer, achieved a major digital milestone by launching the Dako, Atlas Eletro, and Club Eletro stores. Building on nearly a century of innovation, the company combined its tradition of quality and design with a modern, scalable commerce platform to better serve diverse audiences. The new stores deliver seamless nationwide shopping, flexible payment options, and, through Club Eletro, a unique B2E model offering exclusive pricing and payroll-deduction benefits. By uniting brand heritage with digital excellence, Atlas Eletrodomésticos strengthens its leadership in the appliances market and positions itself for sustained growth and customer engagement across channels and regions.
•
Etihad Arena, the Middle East’s largest indoor entertainment venue, partnered with VTEX to launch a headless mobile commerce platform for food and beverage ordering during major events like NBA games, UFC fights, and world-class concerts. Built for speed and reliability, the app eliminates long queues with real-time ordering and payment, supports Arabic and English, and tailors event-specific menus to each seat so orders reach the right kitchen instantly. By orchestrating every transaction end-to-end, VTEX powers a seamless, high-performance experience for thousands of fans, setting a new benchmark for venue-based commerce and expanding its footprint in the Middle East.
•
Grupo CVLB, owner of CASA&VIDEO and Le biscuit, partnered with Weni by VTEX to boost customer service efficiency and profitability. Using an AI-powered WhatsApp solution, the group automated key interactions like order tracking, payments, cancellations, and exchanges. In just three weeks, the system integrated with core operations and began resolving 96% of inquiries on first contact, reducing service costs by 20% and cutting re-engagement costs. WhatsApp also became a new revenue channel through automated campaigns that strengthened customer trust. With Weni by VTEX, Grupo CVLB proves how AI can scale service and turn everyday interactions into business growth.
•
A global fashion leader with thousands of stores worldwide launched its Brazil operations on VTEX, extending its VTEX-powered presence across Chile, Colombia, Uruguay, Peru, and Ecuador. The simultaneous debut of physical retail and B2C ecommerce demanded an enterprise-grade, omnichannel platform integrating mobile, backend, and store systems. VTEX was chosen for its global architecture alignment, speed to market, and proven regional expertise. The result: a seamless launch with real-time inventory visibility, unified pricing and promotions, and a consistent customer experience across all touchpoints, reinforcing VTEX’s role as the commerce backbone for global brands in Latin America.
•
Itaú Shop, the marketplace integrated into the super app of Itaú, migrated to VTEX to accelerate its next phase of digital commerce growth. The end-to-end rebuild delivered greater scalability, reliability, and performance, enabling faster seller onboarding, broader assortment expansion, and smooth handling of high-demand campaigns. Early results show significant growth in sellers, higher CTR and conversion rates, and improved performance. Beyond a tech upgrade, the new platform gives Itaú the agility to launch new services and loyalty programs, deepening engagement and long-term customer relationship.
•
A leading German home-improvement retailer chose VTEX to unify channels and accelerate international rollout, operating in Germany and now adding Austria. The go-live activated marketplace capabilities and centralized 350+ stores under one control panel, delivering a seamless omnichannel experience with options like two-hour pickup. VTEX’s tenant sharding, resilient databases, and a controlled ramp-up, ensured stability at scale. As a result, the customer now has faster time-to-market, greater developer autonomy, and the agility to localize features, setting a resilient blueprint for their European expansion.
•
Osklen, a leading Brazilian fashion house known for its sustainable luxury and its blend of urban and natural style, transformed its customer experience by using Weni by VTEX intelligent agents to make WhatsApp a central channel for engagement and sales. The solution connects key moments of the customer journey, from order tracking and exchanges to abandoned-cart recovery, enabling proactive and seamless communication. In just 30 days, Osklen increased abandoned-cart conversions from 3% to 18%, generating nearly half a million Brazilian reais in incremental revenue, while reducing service workload and improving post-purchase transparency. This success shows how Weni by VTEX helps brands automate interactions, enhance service quality, and drive revenue within a modern and sustainable retail model.
•
PicPay, one of Brazil’s largest digital banks, has entered a new phase in its commerce strategy by integrating PicPay Shop, its marketplace, into the app through the VTEX platform, marking its evolution from an affiliate model to a fully integrated commerce ecosystem. Customers can now browse, buy, and pay entirely within the app, uniting commerce and digital banking in one seamless experience. Alongside, PicPay Ads, powered by VTEX Ads, enables brands to promote products directly at the moment of purchase, expanding PicPay’s retail media and monetization strategy. Combining PicPay’s scale and financial expertise with VTEX’s commerce and media capabilities, this partnership sets a new benchmark for the convergence of media, payments, and commerce in Brazil.
•
Rosatel, Peru’s leading flower and gift retailer, launched a new store that unifies its three previous websites into one seamless digital experience. With over 30 years of innovation, including Peru’s first online store in 1998, Rosatel continues to redefine convenience and service. The new platform streamlines the purchase journey, supports dual-currency payments, and adds personalized messages, store-level inventory, and delivery optimization to uphold its one-hour delivery promise. Built for scalability and omnichannel performance, it centralizes operations, boosts efficiency, and strengthens customer connection. By combining its brand awareness with VTEX’s flexible technology, Rosatel is poised to accelerate digital growth and reinforce its leadership in Latin America’s gifting market.

•
Sephora, a global beauty leader, expanded its retail media strategy by joining the VTEX Ads network, unlocking new ways for brands to reach a highly qualified audience. Transitioning seamlessly from its previous setup, Sephora now enables makeup, skincare, fragrance, and dermocosmetic brands to advertise directly within its digital experience, ensuring visibility across key touchpoints. With VTEX Ads, Sephora transforms its digital storefront into a premium, performance-driven media channel that drives brand growth and measurable results.
•
US Electrical Services, the leader in the electrical distribution market in the US, after launching Electrical Wholesalers in the third quarter of 2024, has now expanded with VTEX with Walters Wholesale Electric and Lade Electric Supply. With that, US Electrical Services is unifying commerce on a single, scalable B2B platform with real-time branch inventory, streamlined order orchestration, and flexible fulfillment, including branch pickup or delivery options. As a result, the company is benefiting from faster, more accurate fulfillment, a smoother omnichannel experience, and a modern foundation to support its continued growth.

Business Outlook

VTEX remains well positioned to capture an attractive market opportunity. We are executing with discipline, leveraging the scalability of our model and our AI-driven strategy to navigate a challenging environment. While near-term revenue reflects macro conditions, particularly in Latin America, we are confident in our competitive position, our global expansion, and the durability of our business model.

For the fourth quarter of 2025, we are targeting FX-neutral year-over-year subscription revenue growth of 5.0% to 10.0%, implying US$65.8 million to US$68.8 million. Additionally, we are targeting for the quarter a non-GAAP income from operations margin in the mid-twenties and free cash flow margin in the high-teens range.

For the full year 2025, we are targeting FX-neutral year-over-year subscription revenue growth of 9.3% to 10.7%, implying a range of US$234 million to US$237 million based on October’s average FX rates.

We remain confident in our path to re-accelerate our growth through our commercial expansion into the US and Europe, and our product innovation in B2B, retail media and AI-powered solutions.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
GMV	4,955.7	4,380.2	14,137.8	12,854.7
GMV growth YoY FXN (1)	11.8%	17.1%	14.1%	18.8%
Subscription revenue	58.4	53.9	168.2	158.2
Subscription revenue growth YoY FXN (1)	7.2%	21.9%	11.0%	23.3%
Non-GAAP subscription gross profit (2)(4)	46.9	42.3	134.2	123.3
Non-GAAP subscription gross profit margin (3)(4)	80.2%	78.5%	79.8%	77.9%
Non-GAAP income from operations (4)	9.5	7.6	23.3	16.7
Non-GAAP net income (4)	10.6	7.6	23.7	20.8
Total number of employees	1,234	1,409	1,234	1,409

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2024, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2025, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-800-715-9871 (Conference ID –7842741–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of non-GAAP measures

The following table presents a reconciliation of our non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Subscription revenue	58.4	53.9	168.2	158.2
Subscription cost	(11.6)	(11.7)	(34.2)	(35.1)
Subscription gross profit	46.8	42.2	134.0	123.1
Share-based compensation	0.0	0.1	0.2	0.2
Non-GAAP subscription gross profit	46.9	42.3	134.2	123.3
Non-GAAP subscription gross margin	80.2%	78.5%	79.8%	77.9%

The following table presents a reconciliation of our non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Sales & Marketing expense	(16.7)	(16.6)	(51.0)	(51.1)
Share-based compensation expense	1.5	1.3	3.4	3.3
Amortization related to acquisitions	0.4	0.3	1.2	0.9
Earn out expenses related to acquisitions	—	0.1	0.3	0.1
Non-GAAP Sales & Marketing expense	(14.8)	(14.9)	(46.2)	(46.8)

The following table presents a reconciliation of our non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Research & Development expense	(16.7)	(13.7)	(47.0)	(42.0)
Share-based compensation expense	1.3	1.6	3.7	4.2
Amortization related to acquisitions	0.2	0.1	0.4	0.4
Earn out expenses related to acquisitions	—	0.1	0.2	0.1
Non-GAAP Research & Development expense	(15.3)	(12.0)	(42.7)	(37.3)

The following table presents a reconciliation of our non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
General & Administrative expense	(8.1)	(8.3)	(26.2)	(26.6)
Share-based compensation expense	1.9	1.6	6.7	6.4
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.3)	(6.7)	(19.5)	(20.1)

The following table presents a reconciliation of our non-GAAP income from operations to income (loss) from operations for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Income (loss) from operations	4.2	2.3	6.9	0.7
Share-based compensation expense	4.7	4.7	14.3	14.6
Amortization related to acquisitions	0.6	0.4	1.6	1.3
Earn out expenses related to acquisitions	—	0.2	0.5	0.2
Non-GAAP income from operations	9.5	7.6	23.3	16.7

The following table presents a reconciliation of our non-GAAP net income to our net income provided for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Net income	6.4	3.4	10.2	9.1
Share-based compensation expense	4.7	4.7	14.3	14.6
Amortization related to acquisitions	0.6	0.4	1.6	1.3
Earn out expenses related to acquisitions	—	0.2	0.5	0.2
Net gain on equity investments	—	0.0	—	(1.6)
Income taxes related to non-GAAP adjustments	(1.0)	(1.1)	(2.9)	(2.7)
Non-GAAP net income	10.6	7.6	23.7	20.8

The following table presents a reconciliation of our free cash flow to net cash provided by operating activities for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Net cash provided by operating activities	8.1	7.7	22.1	13.4
Acquisitions of property and equipment	(0.7)	(0.4)	(0.9)	(1.7)
Free Cash Flow	7.5	7.2	21.3	11.8

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended September 30, 2025:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	3Q25	3Q24	% Change	3Q25	3Q24	% Change
Subscription revenue	58.4	53.9	8.4%	57.7	53.9	7.2%
Services revenue	1.2	2.1	(42.4%)	1.2	2.1	(43.4%)
Total revenue	59.6	56.0	6.5%	58.9	56.0	5.3%
Gross profit	46.1	41.6	10.6%	45.4	41.6	9.0%
Income from operations	4.2	2.3	78.9%	4.2	2.3	80.7%

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions—including B2C, B2B, Omnichannel, and Retail Media—VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results. Trusted by 2.4 thousand global B2C and B2B customers, including Carrefour, Colgate, Sony, Stanley Black & Decker, and Whirlpool, VTEX supports 3.4 thousand active online stores across 43 countries (FY ended December 31, 2024). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Subscription revenue	58,400	53,891	168,228	158,216
Services revenue	1,208	2,099	4,335	6,941
Total revenue	59,608	55,990	172,563	165,157
Subscription cost	(11,567)	(11,662)	(34,244)	(35,097)
Services cost	(1,961)	(2,679)	(5,980)	(8,966)
Total cost	(13,528)	(14,341)	(40,224)	(44,063)
Gross profit	46,080	41,649	132,339	121,094
Operating expenses
General and administrative	(8,138)	(8,316)	(26,198)	(26,562)
Sales and marketing	(16,701)	(16,609)	(50,989)	(51,139)
Research and development	(16,725)	(13,723)	(47,009)	(42,014)
Other income (losses)	(347)	(669)	(1,258)	(724)
Income (loss) from operations	4,169	2,332	6,885	655
Other income (expense), net	2,207	(96)	4,732	4,695
Income before income tax	6,376	2,236	11,617	5,350
Total income tax	(14)	1,129	(1,408)	3,704
Net income for the period	6,362	3,365	10,209	9,054
Non-controlling interest	11	(3)	6	(27)
Attributable to controlling shareholders	6,351	3,368	10,203	9,081
Earnings per share
Basic earnings per share	0.035	0.018	0.056	0.049
Diluted earnings per share	0.034	0.018	0.055	0.047

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	20,395	18,673
Marketable securities	182,140	196,135
Trade receivables	54,051	52,519
Recoverable taxes	5,995	10,327
Deferred commissions	1,884	1,671
Prepaid expenses and other current assets	7,564	5,265
Total current assets	272,029	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	6,189	11,384
Deferred tax assets	13,370	13,968
Recoverable taxes	4,800	1,364
Deferred commissions	4,909	4,852
Prepaid expenses and other non-current assets	1,268	1,119
Right-of-use assets	3,264	3,220
Property and equipment, net	3,412	2,970
Intangible assets, net	8,691	6,822
Goodwill	26,811	22,168
Total non-current assets	82,363	77,516
Total assets	354,392	362,106

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,571	36,003
Taxes payable	5,587	7,863
Lease liabilities	1,861	1,617
Deferred revenue	37,182	32,521
Accounts payable from acquisition of subsidiaries	—	29
Other current liabilities	3,643	1,989
Total current liabilities	87,844	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,599	1,754
Taxes payable	177	160
Lease liabilities	1,569	1,695
Accounts payable from acquisition of subsidiaries	1,428	943
Deferred revenue	16,821	22,217
Deferred tax liabilities	644	808
Other non-current liabilities	352	361
Total non-current liabilities	24,590	27,938
Commitments and contingencies
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized Class A: 97,220,978 and 103,947,244 issued; 97,168,865 and 103,874,660 outstanding. Class B: 80,516,730 and 80,866,730 issued and outstanding	18	18
Additional paid-in capital	339,843	365,933
Accumulated other comprehensive income (loss)	1,658	(2,023)
Accumulated losses	(99,611)	(109,814)
Equity attributable to VTEX’s shareholders	241,908	254,114
Non-controlling interests	50	32
Total shareholders’ equity	241,958	254,146
Total liabilities and equity	354,392	362,106

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Nine months ended
	September 30, 2025	September 30, 2024
Income for the period	10,209	9,054
Adjustments for:
Depreciation and amortization	2,400	2,181
Deferred income tax	1,470	(3,787)
Loss on disposal of rights of use, property, equipment, and intangible assets	7	114
Expected credit losses from trade receivables	1,423	775
Share-based compensation	13,061	12,606
Gain on investments and other financial instruments, net	(13,099)	(14,289)
Others and foreign exchange, net	6,919	9,933
Change in operating assets and liabilities
Trade receivables	8,832	(19,947)
Recoverable taxes	1,201	(393)
Prepaid expenses and other assets	(1,240)	865
Accounts payable and accrued expenses	889	1,294
Operating leases	(1,209)	(1,531)
Taxes payable	(2,934)	(1,457)
Deferred revenue	(6,394)	17,714
Other liabilities	582	317
Net cash provided by operating activities	22,117	13,449
Cash flows from investing activities
Proceeds from disposal of joint venture	—	1,026
Purchase of marketable securities and equity investments	(173,980)	(116,802)
Sales and maturities of marketable securities and equity investments	194,283	105,377
Acquisition of subsidiaries net of cash acquired	(3,693)	(2,920)
Acquisitions of property and equipment	(852)	(1,691)
Derivative financial instruments	2,725	(3,558)
Net cash provided by (used in) investing activities	18,483	(18,568)
Cash flows from financing activities
Proceeds from the exercise of stock options	226	3,725
Net-settlement of share-based payment	(1,902)	(2,700)
Buyback of shares	(37,811)	—
Acquisition of subsidiary noncontrolling interest	(164)	—
Payment of loans and financing	(47)	(71)
Net cash provided by (used in) financing activities	(39,698)	954
Net increase (decrease) in cash and cash equivalents	902	(4,165)
Cash and cash equivalents, beginning of the period	18,673	28,035
Effect of exchange rate changes	820	(1,345)
Cash and cash equivalents, end of the period	20,395	22,525
Supplemental cash flow information:
Cash (paid) refunded for income taxes	201	(1,482)
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	938	344
Unpaid amount related to business combinations	456	926
Unpaid amount related to intangible assets acquisitions	1,616	—
Transactions with non-controlling interests	12	14

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 6, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer